Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG, NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

  Revenue grew 41% year-over-year to $58.9 million compared to the prior year

  EBITDA grew 55% year-over-year to $16.2 million compared to the prior year

  Revenue increase was driven by new distribution agreements signed in 2010 as well as the launch of new products.

  Significant progress made in the development of the China market opportunity for its stevia products.

  Key advances made in agriculture and industrial processing

  Received three patents from State Intellectual Property Bureau of the People’s Republic of China.

Vancouver, B.C. March 31, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces financial results for the year ended December 31, 2010.

BUSINESS HIGHLIGHTS

Annual revenue grew 41% year-over-year to $58.9 million - The overall growth was driven primarily by new distribution contracts signed in 2010 and overall market growth for stevia sales. New markets, particularly those in China contributed to the geographic diversification of GLG’s revenues.

Annual EBITDA rose 55% year-over-year to $16.2 million - The annual EBITDA increase is primarily attributed to significant increases in revenues and increased usage of the Company’s proprietary stevia leaf which due to the higher RA content leads to much more efficient yields.

Launch of China Market Strategy - 2010 was a very important year for GLG as it announced in 2010 its intention to focus first on the China market for developing its stevia sweetener business as well as in China’s fast growing consumer food and beverage products. Several key milestones were achieved that saw the Company realize benefits from this change in strategy. The Company signed an exclusive 5 year supply agreement with Fengyang Xiaogangcun ¥ongkang Foods High Tech Co. Ltd. (“FXY”) in September 2010 with an initial purchase order for $US 12.6 million. The two companies are working together on the Low Calorie Sugar (LCS) market opportunity which includes the China Sugar Reserve. Fenyang has facilities for the production of both beverage as well as tabletop/sweetener products and GLG will supply FXY high grade stevia extract for their products. The Company recently announced that FXY is currently expanding is production facilities located in Xioagang in the Anhui Province to produce LCS which is expected to be completed in September 2011.

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Formation of AN0C Joint Venture - The Company further announced a new joint venture with China Agiculture Health Foods Company in December 2010 where the new JV will focus on the marketing, sales and distribution of all food and beverage products under the brand Dr. Zhang’s All Natural and Zero Calorie. As of March 31, 2011, AN0C has lunched it first six beverage products into the China market.

Key Distribution Agreements Signed - The Company also announced key international distribution agreements in 2010 which has significantly diversified its customer base and global reach of its distribution network. We estimate that through these distribution agreements and our supply agreement with Cargill we have approximately 83% coverage of the global sugar market for our stevia extract products. Agreements were signed in 2010 with Grupo Azucarero Mexico for Mexico, Central America and Columbia, Global Agri (Katra) for the Middle East and India, Sugar Australia for Australia and New Zealand and Chempoint for the US and European markets.

BlendSureTM Product Line Launched - The BlendSureTM product line was the result of several years of research and development by GLG’s leading technical team. BlendSureTM maintains the great taste, all natural and zero calorie advantages of stevia high intensity sweeteners on the market today yet allows food and beverage manufacturers flexibility as it relates to a cost of goods input. The proprietary formulas provide stability and consistency and contain a total steviol glycosides reading of 95% or greater, making them already acceptable in global markets that follow the standards established by the Joint Expert Committee on Food Additives (JECFA). BlendSure™ has met all of the requirements for self affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. GLG filed its dossier for a no objection letter from the FDA in 2010. The Company also received a letter of no objection from the FDA for its RA 97 product.

Patents granted in 2010 – The Company received official notice that three patents were granted in 2010 by the State Intellectual Property Bureau of the People’s Republic of China. Patents were granted on the breeding methodology that underpins all of the Huinong seed varieties, its proprietary waste water management system and for its proprietary stevia leaf soaking technology.

Advances in agriculture made in 2010 – The Company made several announcements on its progress on agriculture in 2010. The Company also announced two new seed strains in 2010. The GLG H2 and H3 strains contain 66% and 76% rebaudioside A levels in the raw plant leaf, respectively. The naturally bred strains are a significant achievement for the GLG team as the average stevia leaf currently available on the global market contains a significantly lower percentage of rebaudioside A. Higher yields enable not only improves land and resource utilization, but also reduces GLG’s cost of production. Further, the two varieties are larger in plant mass, yielding in excess of 22% more leaf per acre. The new H2 strain is currently being filtered into the crop for this year’s stevia leaf harvest. Two patents were also filed in 2010 for these two agricultural developments.

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Advances in industrial processing made in 2010 – The Company announced that it had made several advances in the separation of steviole glychosides including Rebaudioside B, C, D and Steviolbioside and had filed patent applications in China for these advances. GLG’s research and development team has successfully created technology to separate rebaudioside B, rebaudioside D and steviolbioside from the other steviol glycosides, a unique process enabling GLG to continually provide its customers with higher purity, better tasting products.

Continued success in obtaining financing for its operations and 2010 stevia leaf purchases. -The Company has had continued success in renewing its loans and obtaining new short term loans and credit facilities to finance its operations and stevia leaf purchases. During the year ended December 31, 2010 the Company renewed and obtained loans totalling $100.1 million.

Completion of Equity Financing – Subsequent to year-end, the Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000. Each unit consists of one common share and one half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Offering was conducted through a syndicate of underwriters.

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Fourth Quarter 2010 and Year Ended December 31, 2010 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with GLG’s consolidated financial statements for the year ended December 31, 2010, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian	3 Months Ended Dec		%	Year Ended Dec 31%
$ except per share	31		Change			Change
amounts	2010	2009		2010	2009
Revenue	$19,300	$13,264	46%	$58,927	$41,884	41%
Cost of Sales	$15,646	$8,327	88%	$41,365	$29,790	39%
% of Revenue	81%	63%	18%	70%	71%	(1%)
Gross Profit	$3,654	$4,937	(26%)	$17,562	$12,094	45%
% of Revenue	19%	37%	(18%)	30%	29%	1%
Expenses	$3,848	$3,548	8%	$14,737	$11,720	26%
% of Revenue	20%	27%	(7%)	25%	28%	(3%)
Income (loss) from	($194)	$1,389	(114%)	$2,825	$374	655%
Operations
% of Revenue	(1%)	10%	(11%)	5%	1%	4%
Other Income	($2,284)	($1,317)	73%	($5,191)	($3)	172933%
(Expenses)
% of Revenue	(12%)	(10%)	(2%)	(9%)	0%	(9%)
Net Income (loss)	($2,478)	$72	(3542%)	($2,366)	$371	(738%)
before Income Taxes
and Non-Controlling
Interests
% of Revenue	(13%)	1%	(13%)	(4%)	1%	(5%)
Net Income (loss) after	($3,185)	$488	(753%)	($2,934)	$758	(487%)
Income Taxes and Non-
Controlling Interests
Earnings (loss) per	($0.12)	$0.02	(700%)	($0.11)	$0.04	(375%)
share (Basic)
Earnings (loss) per	($0.12)	$0.02	(700%)	($0.11)	$0.04	(375%)
share (Diluted)
Total Comprehensive	($4,810)	($1,341)	259%	($3,644)	($13,551)	(73%)
Income (loss)
% of Revenue	(25%)	(10%)	(15%)	(6%)	(32%)	26%
Consolidated	$2,874	$2,258	27%	$10,034	$6,385	57%
Depreciation &
Amortization
% of Revenue	15%	17%	(2%)	17%	15%	2%
Stock based	$968	$754	28%	$3,308	$2,479	33%
Compensation
% of Revenue	5%	6%	(1%)	6%	6%	0%
EBITDA (1)	$3,514	$4,586	(23%)	$16,186	$10,450	55%
% of Revenue	18%	35%	(17%)	28%	25%	3%

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(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under Canadian GAAP, please see ‘Non-GAAP Financial Information”.

Revenue

Revenue for the three months ended December 31, 2010, which were derived entirely from stevia sales, was $19.3 million, an increase of 46% over $13.3 million in revenue for the same period last year due an increase in sales from new distributors and existing customers compared to prior periods where the majority of sales were made in the US to one customer.

Revenue for the twelve months ended December 31, 2010 was $58.9 million compared to $41.9 million for the same period in the previous year – an increase of $17.0 million or 41%.

As at December 31, 2010, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes. Approximately 76% of sales for the twelve month period are in US dollars and 24% are in RMB.

Cost of Goods Sold

Cost of sales for the three months ended December 31, 2010 was $15.6 million compared to $8.3 million in cost of sales of the same period last year. The increase of 88% is primarily due to the increase in revenues. Cost of goods sold as a percentage of sales increased from 63% in the fourth quarter of 2009 to 81% in the fourth quarter of 2010 (18 percentage points). There are several factors that have contributed to this increase. For RA 80 products, while actual production costs were approximately flat in the fourth quarter in 2010 relative to the same period in 2009, the USD pricing for RA 80 products was 20% lower in the fourth quarter of 2010 relative to the pricing in place in the fourth quarter of 2009. Additionally, pricing incentives were granted to a number of GLG’s new distributors to assist them launch their business which increased the cost of sales as a percentage of revenues in the fourth quarter of 2010. Another factor contributing to the higher cost of sales in the fourth quarter of 2010 was Runhao’s higher start-up costs and relatively low capacity utilization. It is anticipated that Runhao’s production costs are expected to further decrease as volume and manufacturing experience continues in 2011. Another contributing factor was the 3.3% appreciation of the RMB against the USD which was entirely absorbed in the cost of sales in the fourth quarter of 2010 relative to the same period in 2009. Lastly, a change in reporting in 2010 of intangible amortization from general and administration expenses to the cost of sales also contributed to the 18 percentage point increase in the costs of sales as a percentage of revenue compared to those reported in 2009 (reporting change accounted for two percentage points of the reduced gross profit margin for the quarter in 2010).

Cost of sales for the twelve months ended December 31, 2010 was $41.4 million, an increase of 39% over $29.8 million in cost of sales for the same period last year. However, as a percentage of revenues cost of sales were 70% for the twelve months ended December 31, 2010 compared to 71% for the comparative period in 2009. The decrease in cost of sales as a percentage of revenues was driven by cost efficiencies from higher use of proprietary leaf as well as higher manufacturing efficiencies at our leaf processing facilities for the full year 2010 compared to the same period in 2009 which included a period of higher operating costs due to the start-up of two leaf processing facilities. Cost per unit decreases in leaf processing costs was offset by several factors. The first factor was due to lower pricing for RA 80 products resulting in lower margins in the third and fourth quarter. Secondly a 3.3% appreciation of the RMB relative to the USD impacted margins for USD denominated sales. Thirdly, higher start-up costs and relatively low utilization at Runhao resulted in higher finished good product costs. Lastly, a change in reporting in 2010 of intangible amortization from general and administration expenses to the cost of sales increased the 2010 cost of sales compared to those reported in 2009 (reporting change accounted for two percentage points of the reduced gross profit margin for the 2010 fiscal year).

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Gross Profit

Gross profit for the three months period ended December 31, 2010 was $3.7 million, a decrease of 26% over $4.9 million in gross profit for the comparable period in 2009. The absolute decrease in gross profit can be attributed to the factors detailed in the cost of sales section. The gross profit margin for the three months period ended December 31, 2010 was 19% compared to 37% for the three months ended December 31, 2009.

Gross profit for the twelve months ended December 31, 2010 was $17.6 million, an increase of 45% compared to gross profit of $12.1 million for the same period in the previous year. Gross profit margin for these periods was 30% and 29% respectively and this increase was driven by the same factors detailed in the cost of sales section.

General and Administration Expenses

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), depreciation and amortization expenses on non-manufacturing fixed assets and stock-based compensation.

In thousands Canadian $,	3 Months Ended Dec		%	Year Ended Dec 31%
except per share amounts	31		Change			Change
	2010	2009		2010	2009

SG&A	$2,455	$2,402	2%	$10,012	$7,832	28%
Stock Based Comp	$968	$754	28%	$3,308	$2,479	33%
G&A Amortization	$425	$392	8%	$1,417	$1,409	1%
Total G&A Expenses	$3,848	$3,548	8%	$14,737	$11,720	26%
% of Revenue	20%	27%	(7%)	25%	28%	(3%)

Sales, General, and Administration (SG&A) Expenses

SG&A for the three months ended December 31, 2010 was $2.5 million compared to $2.4 million in the same period in 2009. The slight increase of $0.1 million was due to higher salaries and wages in the 2010.

SG&A for the twelve months ended December 31, 2010 were $10.0 million compared to $7.8 million in the comparative period in 2009. The key expense categories that increased were the following:

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1.

Professional fees increased $0.9 million in 2010 which represents approximately 41% of the total $2.2 million change in SG&A. A large portion of the professional fees incurred for SOX compliance and litigation related expenses were one-time in nature and these costs are expected to decrease significantly going forward.

2.

Salaries increased by $1.1 million in 2010 which represents approximately 50% of the $2.2 million increase in SG&A and was due to additional sales and marketing staffing expenditures in both North America and China as well as an increase in administrative salaries in China.

Stock-based compensation was $1.0 million for the fourth quarter of 2010 compared with $0.8 million in the same quarter of 2009. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

Stock-based compensation was $3.3 million for the twelve months ended December 31, 2010 compared to $2.5 million for the same period of the previous year. The increase is primarily related to the recognition of stock-based compensation related to the vesting of stock-options and restricted shares granted in June 2010.

G&A related depreciation and amortization expenses for the three months ended December 31, 2010 was $0.4 million and is consistent with the G&A related depreciation and amortization expenses of $0.4 million for the comparable period in 2009. For the twelve month period ended December 31, 2010 there was an increase of 1% as compared to the same period of the previous year. This is due to the reclassification of amortization of patents to cost of sales from G&A. This re-classification was offset by the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010.

Other Expenses

In thousands Canadian $,	3 Months Ended Dec		%	Year Ended Dec 31%
except per share amounts	31		Change			Change
	2010	2009		2010	2009
Other Income (Expenses)	($2,284)	($1,317)	73%	($5,191)	($3)	172933%
% of Revenue	(12%)	(10%)	(2%)	(9%)	0%	(9%)

Other expenses for the three months ended December 31, 2010 was $2.3 million, a $1.0 million increase as compared to $1.3 million for the same period in 2009. There were two items that primarily contributed to the change for the three months ended December 31, 2010 were the following:

1.

Increase in interest expenses of $0.8 million in the three months ended December 31, 2010 compared to the same period in 2009. This was driven by the increase in short term loan balances. In the three months periods in both 2010 and 2009 interest expense was due to the Company’s bank loans in China.

2.	Increase in foreign exchange loss of $0.1 million from the Company’s US dollars-denominated monetary assets and liabilities.

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Other expenses for the twelve months ended December 31, 2010 was $5.2 million, a $5.2 million increase as compared to $3.0 thousand of the same period in 2009. This increase in other expenses was driven by:

1.

Increase in interest expenses of $1.7 million in the twelve months ended December 31, 2010 compared to the same period in 2009. This was driven by the increase in short term loan balances. In the three months periods in both 2010 and 2009 interest expense was due to the Company’s bank loans in China.

2.

Increase in foreign exchange loss of $3.5 million in the twelve months ended December 31, 2010 compared to the same period in 2009. These losses were derived from the Company’s US dollars-denominated monetary assets and liabilities.

Income Tax Recovery (Expenses)

During the quarter ended December 31, 2010 the Company recorded income tax expense of $0.7 million, an increase of $1.1 million compared to the same period in 2009. The tax expense was $0.6 million for the twelve months ended December 31, 2010 compared to $0.2 million income tax recovery for the comparative period in 2009.

In thousands Canadian $,	3 Months Ended Dec		%	Year Ended Dec 31%
except per share amounts	31		Change			Change
	2010	2009		2010	2009
Income tax recovery	($708)	$395	(279%)	($587)	$243	(341%)
(expense)
Income tax expense as a	(4%)	3%	(7%)	(1%)	1%	(2%)
percent of revenue

The increase in the income tax expense was mainly driven by the increased profitability at some of the Company’s Chinese subsidiaries.

Net Income

In thousands Canadian $,	3 Months Ended Dec		%	Year Ended Dec 31%
except per share amounts	31		Change			Change
	2010	2009		2010	2009
Net income (Loss)	($3,185)	$488	(753%)	($2,934)	$758	(487%)
percent of revenue	(17%)	4%	(21%)	(5%)	2%	(7%)

There was an increase in our net loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, (4) an increase in interest income and expenses of $0.9 million and (5) an increase in foreign exchange loss of $0.1 million.

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There was an increase in our net loss of $3.7 million for the twelve months ended December 31, 2010 compared to the same period in 2009 was driven by: (1) an increase of $3.0 million for general and administrative expenses (2) a net increase of $1.8 million for interest expense and interest income (3) a net foreign exchange fluctuation of $3.5 million, (4) an increase in tax expense of $0.8 million and (5) a decrease in non-controlling interests of $0.1 million. These items were slightly offset by the net increase of $5.5 million in gross profit.

EBITDA

EBITDA for the quarter ended December 31, 2010 was $3.5 million, compared to $4.6 million in EBITDA for the same period in 2009 and $16.2 million for the twelve months ended December 31, 2010 compared to $10.5 million for the same period of 2009. The main driver for the increase in EBITDA for the twelve months ended December 31, 2010 compared to the corresponding periods of 2009 was higher stevia revenue and gross profit in 2010 as compared to 2009 (see Gross Profit explanation above for additional information). The decrease in the quarter ended December 31, 2010 was due to lower gross profit.

In thousands Canadian $,	3 Months Ended Dec		Year Ended Dec 31
except per share amounts	31
	2010	2009	2010	2009
EBITDA	$3,514	$4,586	$16,186	$10,450
EBITDA as a % of revenue	18%	35%	28%	25%

Capital Expenditures (CAPEX)

GLG’s capital expenditures of $1.9 million for the fourth quarter of 2010 reflected a decrease of 88% in comparison to $16.7 million in the fourth quarter of 2009. The expenditures decreased 89% on a year-over-year basis. During 2009, the capital expenditures were driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries and the set-up and construction of the Company’s new rebiana facility that started operations in December 2009. Capital expenditures during 2010 were $2.4 million for the purchase of testing and production equipment and $2.0 million for the building and property improvements at two of the Company’s primary processing plants.

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In thousands Canadian	Fourth Quarter		%	Twelve Months		%
Dollars			Change			Change
	2010	2009		2010	2009
Capital Expenditures	$1,918	$16,653	(88%)	$4,467	$40,875	(89%)

Liquidity and Capital Resources

In thousands Canadian	2010	2009
Dollars
Cash and Cash Equivalents	$23,817	$16,018
Working Capital	$6,999	$6,381
Total Assets	$277,182	$229,586
Total Liabilities	$129,399	$84,743
Loan Payable (<1 year)	$100,230	$44,561
Loan Payable (>1 year)	$6,134	$13,797
Total Equity	$147,779	$144,819

Non-GAAP Financial Information

The following table provides reconciliation of EBITDA, a non-GAAP financial measure, to Canadian GAAP net income.

In thousands Canadian $,	3 Months Ended Dec		Year Ended Dec 31
except per share amounts	31
	2010	2009	2010	2009
Income (Loss) Before Income	($2,478)	$72	($2,366)	$371
Taxes and Non-Controlling
Interests
Add:
Net Interest Expense	$1,468	$899	$4,331	$3,709
Non-Controlling Interest	$2	$22	$19	$144
Depreciation and	$2,874	$2,258	$10,034	$6,385
Amortization
Foreign Exchange Loss	$682	$581	$860	($2,638)
(Gain)
Non-Cash Share	$968	$754	$3,308	$2,479
Compensation
EBITDA	$3,514	$4,586	$16,186	$10,450
EBITDA as a % of revenue	18%	35%	28%	25%

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Outlook

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute to a material new revenues in 2011 (see AN0C revenue outlook section for details) China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 67% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A.	stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B.	stevia provides higher income to farmers than other crops (approximately two to three times).
C.

we believe that a sugar/stevia blend (“Low Calorie Sugar”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and

____________________________
1 Freedonia Beverage Containers in China Report, May 1, 2009.

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D.	Low Calorie Sugar requires sixty-seven percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all Low Calorie Sugar products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in the fourth quarter of 2011;
D.

GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG (see revenue outlook for 2011 revenue assumption);

E.

the total size of the opportunity that is under discussion is expected to be approximately one million metric tons of Low Calorie Sugar which will require approximately 5,000 MT of high grade stevia and one million metric tons of sugar;

F.	FXY has confirmed that it will use GLG’s BlendSure as the high grade stevia used for its LCS product and;
G.

the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement. GLG currently has approximately 2,000 metric tons of BlendSure capacity.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute significantly to stevia revenues outside of China in 2011. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for Europe, the US, and South America.

Business Outlook Summary

1.	Sugar is now close to record 30 year prices and we believe that sugar prices will remain high in the future driven by supply shortages and material increases in demand.
2.

Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

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3.	Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.
4.

The natural products market in North America has shown strong growth in the past five years and is expected to also show strong growth in other global markets where the Company distributes its products.

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM’s products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie or reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it continues to grow its stevia business and launch its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End
Revenue	$160	$200
Earnings Before Interest Tax &	$30	$39
Depreciation (EBITDA)[1]
Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$90	$100
AN0C Revenue[2]	$70	$100

Stevia EBITDA	$30	$33
AN0C EBITDA[3]	$0	$6

Stevia CAPEX	$5	$10
AN0C CAPEX	$0	$0

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1.	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
	(1)	depreciation and amortization expense as reported on the cash flow statement,
	(2)	other income (expenses),
	(3)	stock-based compensation expense, and
	(4)	non-controlling interest. This might not be the same definition used by other companies.
2.	At 100% Consolidation
3.	At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast

The stevia sweetener business is expected to grow 53 to 70% from 2010 with the largest portion expected to come from China. The Company has assumed the initial delivery of the healthy sugar order to the China Sugar Reserve will commence in the fourth quarter of 2011 and the full delivery of the first unit in 2012. Key growth markets outside of China include the US, Mexico, South America, the Middle East, India and Australia. Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric ton and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year. Q1 has a traditionally low activity level, revenue in the first half of 2011 is expected to be similar to the amount generated in both 2009 and 2010 and is expected to account for approximately 20 to 25% of the full year revenue forecast. Q2 revenue is expected to be 65% of the first half of stevia revenue as our distributors are expected to require more products in Q2 after they work for product inventories delivered in the fourth quarter of 2010 and new distributors are signed up in 2011.

Stevia EBITDA Forecast

Stevia is expected to generate $30 to $33 million of EBITDA in 2011. Lower EBITDA profitability in the first half of 2011 has been assumed due to an expected decline in the RMB to US dollar exchange rate and relatively lower revenues in the first half. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation of the RMB against the USD will have a much lower impact on GLG’s projected EBITDA.

Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for 2011. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum.

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AN0CTM Revenue Forecast

The AN0CTM revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter. There are two major sales seasons in China for the beverage market, which have historically been January through March and July through September. GLG will be able to catch only the second major sales season for 2011. However, 2012 and beyond sales will include both major selling periods.

AN0C™ revenue in the first half of 2011 is expected to be approximately 20% of full year forecasted revenue. Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces.

AN0CTM EBITDA Forecast

AN0CTM’s EBITDA is expected to generate between $0 and $6 million EBITDA in 2011. First priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build a number one brand (both GLG corporate and AN0CTM for consumer products) in the all natural, zero calorie food and beverage sector. With this achievement it is expected that AN0CTM should achieve the largest market share for the all natural and zero calorie market segment with plans to penetrate most of the other major food and beverage market segments in 2011. These are the most important objectives for AN0CTM in 2011 rather than EBITDA generation.

The AN0CTM senior executive team has many years of experience in operating profitable, multi-billion dollar beverage companies in China and has developed a plan to get the business to positive EBITDA in the first year of operation. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40 to 50% by using GLG BlendSure™ stevia extract in the production of AN0CTM’s food and beverage products, as compared to sugar.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

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Forward-looking statements: This press release contains certain information that may constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

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